EXHIBIT 21
Subsidiaries of Hornbeck Offshore Services, Inc.

Subsidiary Name	State or Country of Incorporation
Hornbeck Offshore Services, LLC	Delaware
Hornbeck Offshore Operators, LLC	Delaware
HOS Port, LLC	Delaware